SHARE CERTIFICATE

MAXCLEAN HOLDINGS LTD
麥斯科林集團有限公司

No. [ ]

THIS IS TO CERTIFY that [Name of Shareholder] of [Address of Shareholder] is the Registered Proprietor of [Number of Shares (Numeric)] fully paid Ordinary Shares of US$0.0001 each in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED as a **DEED** by the **COMPANY** dated

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Director